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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Nuveen Investments, Inc.
(f/k/a The John Nuveen Company)

(Name of Issuer)

Class A Common Stock, $0.01 par value

(Title of Class of Securities)

67090F106

(Cusip Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☒ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G
CUSIP No. 67090F106

1.	Name of Reporting Person: Timothy R. Schwertfeger		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 1,810,678

		6.	Shared Voting Power: 664,852*

		7.	Sole Dispositive Power: 1,810,678

		8.	Shared Dispositive Power: 664,852*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,475,530

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐

11.	Percent of Class Represented by Amount in Row (9): 11.7%

12.	Type of Reporting Person (See Instructions): IN

* 661,852 of the shares set forth are beneficially owned by Mr. Schwertfeger and his spouse M. Gail Waller as joint tenants with right of survivorship. Additionally, Mr. Schwertfeger holds 3,000 shares of Class A Common Stock in which he is the custodian for his son under the Illinois Uniform Transfers to Minors Act.

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13G

Item 1.
	(a)	Name of Issuer:
Nuveen Investments, Inc.
	(b)	Address of Issuer's Principal Executive Offices:
333 West Wacker Drive Chicago, IL 60606

Item 2.
	(a)	Name of Person Filing:
Timothy R. Schwertfeger
	(b)	Address of Principal Business Office or, if none, Residence:
c/o Nuveen Investments, Inc. 333 West Wacker Drive Chicago, IL 60606
	(c)	Citizenship:
Citizen of the United States of America
	(d)	Title of Class of Securities:
Class A Common Stock, $0.01 par value
	(e)	CUSIP Number:
67090F106

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
☒ Not Applicable.
	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

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13G

Item 4.	Ownership.
(a) Amount beneficially owned:
2,475,530
(b) Percent of class:
11.7% The percent of class is based on shares outstanding as of December 31, 2002, as provided by Nuveen Investments, Inc.
(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:
1,810,678
(ii) Shared power to vote or to direct the vote:
664,852
(iii) Sole power to dispose or to direct the disposition of:
1,810,678
(iv) Shared power to dispose or to direct the disposition of:
664,852
Mr. Schwertfeger is the beneficial owner of 2,475,530 shares of Class A Common Stock, $.01 par value per share, including 1,775,678 shares issuable upon the exercise of stock options that are currently exercisable. Mr. Schwertfeger has sole power to vote or direct the vote or to dispose or direct the disposition with respect to 1,775,678 shares of Class A Common Stock beneficially owned by him that are unissued shares subject to currently exercisable stock options. Mr. Schwertfeger also has sole power to vote or direct the vote or to dispose or direct the disposition of 35,000 issued shares of Class A Common Stock. Mr. Schwertfeger has shared power to vote or direct the vote and to dispose or direct the disposition of 661,852 shares of Class A Common Stock that are held in joint tenancy with rights of survivorship with his wife M. Gail Waller and consist of outstanding shares that are no longer subject to restrictions on transferability or a risk of forfeiture under the Nuveen 1992 Special Incentive Plan and shares purchased in open market transactions. Additionally, Mr. Schwertfeger holds 3,000 shares of Class A Common Stock as to which he is the custodian for his son under the Illinois Uniform Transfer to Minors Act. All shares are adjusted for a 2-for-1 stock split that was effective June 24, 2002.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

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13G

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 13, 2003

By:	/s/ Timothy R. Schwertfeger
Name:	Timothy R. Schwertfeger

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